UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

200 Town Centre Blvd.

Suite 408A

Markham, Ontario, Canada L3R 8G5

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Disposition of Subsidiaries

On July 26, 2022, our Board of Directors (the “Board”) decided to streamline our business lines, and focus on our core education sectors, including the operation of Ontario Secondary School Diploma, Griggs International Academy USA, Max the Mutt College for Animation, Design and Art, and future investment in education technology.

Therefore, the Board authorized the transfer of Visionary Study Abroad and Immigration Services Inc., Farvision Human Resource Service Company Inc., and The Princeton Career Education Group Inc. for a sum of $0.80 to their prior owner, Mr. Xiaofeng Wang. Mr. Wang had transferred these companies to us in 2021 for $0.80 and then worked for us until his departure in May 2022.

Press Release

On August 1, 2022, we published the press release attached hereto as Exhibit 99.1 and hereby incorporated by reference into this report on Form 6-K, announcing our strategic alliance to facilitate our business expansion in China.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: August 2, 2022	By:	/s/ Guiping Xu
Guiping Xu
Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated August 1, 2022, announcing our strategic alliance to facilitate our business expansion in China.

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